UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Artiva Biotherapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

04317A107

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Attn: Peter Kolchinsky

Telephone: 617.778.2500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 22, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  04317A107

1.	Names of Reporting Persons RA Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,853,302
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,853,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.3%
14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.  04317A107

1.	Names of Reporting Persons Peter Kolchinsky
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,853,302
	9.	Sole Dispositive Power. 0
	10.	Shared Dispositive Power 9,853,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.  04317A107

1.	Names of Reporting Persons Rajeev Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,853,302
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,853,302

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,302
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No.  04317A107

1.	Names of Reporting Persons RA Capital Healthcare Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,693,579
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,693,579

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,693,579
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  04317A107

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”), of Artiva Biotherapeutics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 5505 Morehouse Drive, Suite 100, San Diego, CA 92121.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the “Act”), is attached hereto as Exhibit 1.

The Reporting Persons’ beneficial ownership of the Issuer’s Common Stock consists of (i) 8,693,579 shares of Common Stock directly held by the Fund; (ii) 264,571 shares of Common Stock directly held by the RA Capital Nexus Fund, L.P (the “Nexus Fund”); (iii) 826,832 shares of Common Stock directly held by the RA Capital Nexus Fund III, L.P (the “Nexus Fund III”); and (iv) 68,320 shares of Common Stock directly held by a separately managed account (the “Account”).

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund, the Nexus Fund, the Nexus Fund III and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund III or the Account. Each of the Fund, the Nexus Fund and the Nexus Fund III has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer’s Common Stock reported herein. Because each of the Fund, the Nexus Fund and the Nexus Fund III has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days’ notice, each of the Fund, the Nexus Fund and the Nexus Fund III disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund and the Nexus Fund III. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

CUSIP No.  04317A107

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), (i) the Fund purchased an aggregate of 2,475,340 shares of Series A Preferred Stock, 706,232 shares of Series B Preferred Stock and simple agreements for future equity (“SAFEs”) with an aggregate principal amount of $3,296,448.20; (ii) the Nexus Fund purchased an aggregate of 925,000 shares of Series A Preferred Stock and 235,411 shares of Series B Preferred Stock; (iii) the Nexus Fund III purchased SAFEs with an aggregate principal amount of $1,412,763.51; and (iv) the Account purchased an aggregate of 299,660 shares of Series A Preferred Stock. The aggregate purchase price of the foregoing was $33,567,284.71.

On July 12, 2024, the Issuer effected a 1-for-4.386 reverse stock split of its common stock and convertible preferred stock and a proportional adjustment to the existing conversion ratios of each SAFE (the “Reverse Stock Split”). In connection with the closing of the IPO, on July 22, 2024, the Preferred Stock discussed above automatically converted into shares of Common Stock on a one-for-one basis and the SAFEs automatically converted to shares of Common Stock at a price of $10.20 per share, a 15% discount to the IPO price of $12.00 per share. The Fund and the Nexus Fund III also purchased 7,645,007 and 688,326 shares of Common Stock, respectively, from the underwriters of the IPO at the IPO price of $12.00 per share, for an aggregate purchase price of $99,999,996.

All purchases of the securities described herein were for cash and were funded by working capital of the Fund, the Nexus Fund, the Nexus Fund III and the Account, as applicable.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer. Although the Reporting Persons currently have no plan or proposal to acquire any additional Issuer securities or to dispose of any of the Issuer securities reported herein, the Reporting Persons may acquire additional Issuer securities from time to time or dispose of Issuer securities they beneficially own, on the open market or in private transactions or otherwise (including by means of 10b5-1 programs), consistent with their investment purposes and in amounts, on such terms and at such times as to be determined by the Reporting Persons based upon a number of factors, including, without limitation, their ongoing assessment of the Issuer’s business prospects, the availability of Issuer securities at prices that would make the purchase or sale of such securities desirable, prevailing market conditions, the availability of other investment opportunities, and/or other considerations.

In addition, consistent with their investment purpose, the Reporting Persons may engage in communications with persons associated with the Issuer, including stockholders of the Issuer, officers of the Issuer, members of the board of directors of the Issuer, and/or or other third parties, to discuss matters regarding the Issuer, including but not limited to its operations, strategic direction, governance or capitalization, and potential business combinations or dispositions involving the Issuer or certain of its businesses. Laura Stoppel, a Principal of RA Capital, currently serves as a director of the Issuer and therefore will engage in regular discussions with the Issuer’s board of directors and management as part of her duties as a director.

Neither Ms. Stoppel (other than in her capacity as a director) nor the Reporting Persons have any present plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and Board, other investment opportunities available to RA Capital, the price levels of the Issuer securities, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may change their purpose and formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other stockholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 23,281,561 shares of Common Stock outstanding as of July 22, 2024 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on July 22, 2024.

CUSIP No.  04317A107

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D and Item 2 above is incorporated by reference.

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

The holders of substantially all of the Issuer’s pre-IPO capital stock, including the Fund, the Nexus Fund, the Nexus Fund III and the Account, and each of the Issuer’s directors, entered into lock-up agreements (the “Lock-Up Agreements”) with the representatives of the underwriters of the Issuer’s IPO. Pursuant to the Lock-Up Agreements, none of the Fund, the Nexus Fund, the Nexus Fund III and the Account is permitted, with limited exceptions, for a period of 180 days from July 18, 2024, to offer, sell, or otherwise transfer or dispose of any of the Issuer’s securities, without the consent of Jefferies LLC and TD Securities (USA) LLC.

The description of the Lock-Up Agreements contained in this Item 6 is qualified in its entirety by reference to the full text of the form of Lock-up Agreement filed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Investors’ Rights Agreement

On February 22, 2021, the Issuer, the Fund, the Nexus Fund, the Account and certain other parties entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement provides the Fund, the Nexus Fund, the Account and other parties thereto with certain demand registration rights, including shelf registration rights, in respect of the shares of Common Stock issued to it upon conversion of the convertible preferred stock, subject to certain conditions. In addition, in the event that the Issuer registers additional shares of Common Stock for sale to the public, it will be required to give notice of such registration to the Fund, the Nexus Fund, the Account and certain other parties of its intention to effect such a registration, and, upon request of one or more such parties and subject to certain limitations, include the shares of Common Stock held by them in such registration. The registration rights will expire five years following the closing of the Issuer’s initial public offering.

The Investors’ Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the Fund, the Nexus Fund, the Account and other parties in the event of material misstatements or omissions in the registration statement attributable to the Issuer or any violation or alleged violation whether by action or inaction by the Issuer under certain securities laws and each of the Fund, the Nexus Fund, the Account is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement attributable to it, subject to certain limitations.

The description of the Investors’ Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the full text of the Investors’ Rights Agreement filed as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Equity Awards

Laura Stoppel, a Principal of RA Capital, is a member of the Board of Directors of the Issuer. From time to time, Ms. Stoppel may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with RA Capital, Ms. Stoppel is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to RA Capital.

CUSIP No.  04317A107

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Form of Lock-up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333 280568), filed with the SEC on July 15, 2024).

Exhibit 3	Amended and Restated Investors’ Rights Agreement, dated February 22, 2021, by and among the Registrant and certain of its stockholders. (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1, as amended (Registration No. 333-280568), filed with the SEC on July 15, 2024).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2024

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

CUSIP No.  04317A107

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of July 29, 2024, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to common stock, par value $0.0001 per share of Artiva Biotherapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager